FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No.1 - Rule 38.5(b)-Cable and Wireless PLC - announcement released on 30 June 2008
Exhibit No.2 - Rule 38.5(b)-BHP Billiton PLC announcement released on 30 June 2008
Exhibit No.3 - Total Voting Rights announcement released on 30 June 2008

  Exhibit No. 1

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS
BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1.
    KEY INFORMATION

Name of exempt principal trader	The Royal Bank of Scotland plc (a wholly-owned subsidiary of The Royal Bank of Scotland Group plc)
Company dealt in	Cable and Wireless plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD GBP 0.25
Date of dealing	27 June 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 2)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	919,300 (0.0369)	101,240 (0.0041)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total	919,300 (0.0369)	101,240 (0.0041)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 2)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total
(c)   Rights to subscribe
(Note 2)

Class of relevant security:	Details

3.
    DEALINGS
(Note 3)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Sale	100,600	1.4740 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c)
    Options transactions in respect of existing securities
(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d)
    Other dealings (including new securities)
(Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 38.5(b) attached?
(Note 8)

~~YES~~

/NO

Date of disclosure	30 June 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
Name of offeree/offeror with which connected	Cable and Wireless plc
Nature of connection (Note 9)
ABN-AMRO Hoare Govett is acting as Corporate Broker to Cable and Wireless plc regarding the potential bid for Thus Group plc. ABN-AMRO is a subsidiary of RFS Holdings N.V. in which the Royal Bank of Scotland Group plc have a 38.3% interest.

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

 Exhibit No. 2

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS
BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1.
    KEY INFORMATION

Name of exempt principal trader	The Royal Bank of Scotland plc (a wholly-owned subsidiary of The Royal Bank of Scotland Group plc)
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD USD 0.50
Date of dealing	27 June 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 2)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	445,807 (0.0202)	608,814 (0.0276)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0 (0.0)	380,000 (0.0172)
Total	445,807 (0.0202)	988,814 (0.0448)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 2)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total
(c)   Rights to subscribe
(Note 2)

Class of relevant security:	Details

3.
    DEALINGS
(Note 3)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Purchase Purchase Purchase Purchase	3,000 517,800 195,984 1,232	18.7500 GBP 18.4298 GBP 18.7500 GBP 18.7500 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c)
    Options transactions in respect of existing securities
(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d)
    Other dealings (including new securities)
(Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 38.5(b) attached?
(Note 8)

YES

~~/NO~~

Date of disclosure	30 June 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
Name of offeree/offeror with which connected	Rio Tinto plc
Nature of connection (Note 9)
ABN-AMRO is acting as defence adviser to Rio Tinto plc regarding the unsolicited offer from BHP Billiton plc. ABN-AMRO is a subsidiary of RFS Holdings N.V. in which the Royal Bank of Scotland Group plc have a 38.3% interest.

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 38.5 (a) or Form 38.5 (b), as appropriate)

OPEN POSITIONS

(Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Dec 2010 Call Option	Written	100,000	16.3500 GBP	American	17 Dec 2010
Dec 2010 Put Option	Written	100,000	16.3500 GBP	American	17 Dec 2010
Dec 2009 Put Option	Written	180,000	18.0000 GBP	American	18 Dec 2009

 Exhibit No. 3

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on
27 June
2008
, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 2 9/04 /2008

Ordinary shares of £0.25	16,142,482,127	1	16,142,482,127
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	16,143,382,127		16,146,082,127

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  7 July, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat